                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                         EDAC Technologies Corporation
                         -----------------------------
                               (Name of Issuer)

                                 Common Stock
                        ------------------------------
                        (Title of Class of Securities)


                                  279285-10-0
                                --------------
                                (CUSIP Number)

                               John. W. L. Moses
                             3616 N. Albemarle St.
                              Arlington, VA 22207
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              September 12, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


---------------------
CUSIP No. 279285-10-0
---------------------

--------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    John W.L. Moses
                    ###-##-####
--------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
        3           SEC USE ONLY

--------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*

                    PF
--------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

     NUMBER OF              338,400
      SHARES       -------------------------------------------------------------
   BENEFICIALLY     8      SHARED VOTING POWER
     OWNED BY
       EACH
    REPORTING      -------------------------------------------------------------
      PERSON        9      SOLE DISPOSITIVE POWER
       WITH

                   -------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    338,400
--------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                          [ ]

--------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.46%
--------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

        Common stock of:
        EDAC Technologies Corp.
        1806 New Britain Ave.
        Farmington, CT 06032
        John D. Francesco - Chairman
        Edward J. McNerney - CEO

ITEM 2. IDEMNITY AND BACKGROUND

        (a) John W. L. Moses.
        (b) 3616 N Albemarle St., Arlington, VA 22207
        (c) Retired.
        (d) None.
        (e) None.
        (f) USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

        From 9/16/97 to 11/6/97 Mr. Moses purchased 67,500 shares for an amount of $418,774.

ITEM 4. PURPOSE OF TRANSACTION

        These securities have been acquired as an investment.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER

        (a) Mr. Moses owns 338,400 shares which represents 8.46% of the company's outstanding stock.
        (b) Mr. Moses has power to vote 338,400 shares.
        (c) Mr. Moses purchased 67,500 shares from 9/16/97 through 11/6/97 at an average price of $6.20 through the NASDAQ Exchange.
        (d) None.
        (e) None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 10, 1997                                      /s/ John W. L. Moses
-----------------                                      --------------------
      Date                                                 John W. L. Moses